HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

(303) 839-0061

harttrinen@aol.com
Facsimile: (303) 839-5414

July 30, 2013

Tom Jones
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C. 20549

Received SEC
AUG 0 1 2013
Washington, DC 20549

Re: <u>MyEZSmokes, Inc.</u>
Form 1-A
Amendment No. 7
File No. 24-10336

This office represents MyEZSmokes, Inc. (the "Company"). Enclosed please find seven copies of Amendment No. 7 to the Company's Offering Statement, one of which has been manually signed. Also enclosed are two marked copies of Amendment No. 7. This letter provides the Company's responses to the comments received from the staff on July 26, 2013. The number under the "page number" column indicates the page number in the marked copies where the response to the comment can be found.

		Page
1.	The valuation of the Company after the offering, as shown in Section 8(b), has been revised.	32
2.	The risk factor on page 17 has been updated.	17
3.	Other disclosures in the filing have been updated.	22, 26, 27 30, 31

Very Truly Yours,

HART & HART, LLC

By */s/ William T. Hart*
William T. Hart

WTH:tg
MyEZSmokes Letter SEC Jones 1-A Amend No. 7 7-30-13